Prospectus

                              MARK SOLUTIONS, INC.

                        1,062,500 Shares of Common Stock


     Mark Solutions, Inc. sells modular steel cells for correctional institution construction and develops software applications under the name "IntraScan II" for medical diagnostic, picture archiving and communication computer systems
(PACS).

       This prospectus relates to the sale of:
     o Up to 343,750 shares of common stock, $.01 par value, which may be issued upon the conversion of Series D preferred stock, $10.00 par value issued in October 1999 and the payment of dividends on the Series D preferred stock;
     o 562,500 shares of common stock issuable in connection with the previous conversion of debentures;
     o 115,000 shares issued in connection with the settlement of litigation; and
     o 41,250  shares  issued in connection with the exercise of warrants.

     This prospectus is part of a registration statement filed with the Securities and Exchange Commission and may only be used for the resale of the shares. Mark is obligated to keep the registration statement effective until November 1, 2001.

     All of the shares may be sold by the person(s) listed in the Section "Selling Shareholders" or by their transferees from time to time in the open market or in privately negotiated transactions at prices acceptable to the seller. See "Plan of Distribution".

     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. You should carefully consider the "Risk Factors" beginning on page 5 when determining whether to purchase any of the shares.

     The common stock is traded on the Nasdaq SmallCap Market under the symbol "MSOL". On January 26, 2000, the closing sales price of the common stock was $6.375 per share.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISSAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                   -------------------------------------------
                The date of this Prospectus is January 26, 2000.

You should only rely on the information contained or incorporated by reference in this prospectus. No one has been authorized to provide you with additional or different information.

The shares are not being offered in any jurisdiction where an offer is not permitted.

You should not assume the information in this prospectus or any supplement is accurate as of any date other than the date of the document regardless of when it is delivered. We are obligated to keep the information current through supplements or other filings incorporated by reference.




                                TABLE OF CONTENTS
                                                             Page
                                                             ----

Summary . . . . . . . . . . . . . . . . . . . . . . . . .      3
     The Company  . . . . . . . . . . . . . . . . . . . .      3
     Recent Developments  . . . . . . . . . . . . . . . .      3
     Summary Selected Financial Data  . . . . . . . . . .      4
Risk Factors  . . . . . . . . . . . . . . . . . . . . . .      5
Series D Preferred Stock  . . . . . . . . . . . . . . . .      9
Selling Shareholders  . . . . . . . . . . . . . . . . . .     10
Plan of Distribution  . . . . . . . . . . . . . . . . . .     11
Legal Matters . . . . . . . . . . . . . . . . . . . . . .     12
Experts . . . . . . . . . . . . . . . . . . . . . . . . .     12
Forward Looking Statements . . . .  . . . . . . . . . . .     12
Where You Can Find More Information . . . . . . . . . . .     13

                                     SUMMARY

      This summary does not contain all the information provided by this prospectus, some of which may be important to you. You should carefully read the entire prospectus and incorporated documents before you decide to buy any shares.


                                   THE COMPANY

     Mark designs, manufactures and installs modular steel cells for correctional institution construction and develops software application under the name "IntraScan II" for medical diagnostic, picture, archiving and communication computer systems (PACS).

     Mark markets its modular steel products through public bids and by pursuing joint ventures and affiliations with other companies to solicit design, build and/or operate correctional facilities projects both domestically and internationally. Management believes that nationwide emphasis on easing overcrowded conditions in correctional institutions presents a significant growth opportunity; however, there can be no assurance of sustained business.

     Mark's modular cells can be manufactured and installed more efficiently than traditional housing alternatives by virtue of lower labor and construction costs and shorter installation time.

    Mark markets its IntraScan PACS software to radiology departments, large healthcare facilities, hospitals and outpatient imaging group practices, primarily through a marketing agreement with Data General Corporation. Management believes that it can capitalize on the development of the domestic and international PACS market; however, there can be no assurance that significant business will develop.

     The IntraScan PACS software interfaces with medical imaging devices to store and recall images digitally from modalities including x-ray, CAT Scan, MRI, ultrasound, computed radiography and nuclear medicine. The IntraScan PACS software is "platform independent" allowing the software to operate with most computer hardware and operating systems.

     Mark is a Delaware corporation formed in 1986 under the name "Showcase Cosmetics, Inc.". Mark's principal executive offices are located at 1515 Broad Street, Bloomfield, New Jersey 07003 and its phone number is (973) 893-0500.


                               RECENT DEVELOPMENTS

     On January 6, 2000, Mark announced a $145,000 purchase order for IntraScan PACS software for a South Korea installation. Mark also expects additional revenues of $355,000 for providing installation, training and support services for this installation over the next several months.

                                           SUMMARY SELECTED FINANCIAL DATA

     The following summary selected financial data is based upon financial information appearing elsewhere herein and such summary information should be read in conjunction with such financial statements and notes thereto.


Income Statement Data:
(in thousands, except share and per share data)

                            Three Months Ended
                               September 30        Fiscal Years Ended June 30
                           -------------------  --------------------------------
                              1999      1998       1999       1998        1997
                           -------------------  --------------------------------
Revenues                     $3,997    $  689    $10,226   $ 12,922    $  6,450
Cost and Expenses             3,835     1,153     12,695     14,913      10,192
Operating Income (Loss)         163      (464)    (2,469)    (1,991)     (3,742)
Net Other(Expenses)             (30)      (38)      (241)      (397)     (1,697)
Income Tax Benefit              ---       ---      1,000        ---        ---
Net Income (Loss)               133      (502)    (1,710)    (2,388)     (5,439)
Earnings (Loss)Per Share       $.02     ($.10)     ($.36)     ($.58)     ($1.53)
Fully Diluted Income
(Loss) Per Share               $.02     ($.10)     ($.36)     ($.58)     ($1.53)
Weighted Average Shares
Outstanding               5,535,999  4,820,419  4,945,257  4,145,101  3,555,402
Weighted Average Fully
Diluted Shares
Outstanding               6,498,742  4,820,419  4,945,257  4,145,101  3,555,402




Balance Sheet Data:
(in thousands, except share and per share data)

                              Three Months
                                  Ended
                               September 30        Fiscal Years Ended June 30
                           -------------------  --------------------------------
                                  1999             1999       1998        1997
                           -------------------  --------------------------------
Working Capital                $  1,464           $ 1,032   $ 3,077     $   923
Total Assets                      8,444             9,070     5,174       5,432
Current Liabilities               4,663             5,832       999       3,245
Other Liabilities                   561               505     1,060       2,340
Temporary Stockholders Equity       ---               ---     1,220         ---
Stockholders' Equity
 (Deficiency)                     3,220             2,733     1,895        (153)

                                  RISK FACTORS

     Before you make a decision to purchase any of the shares, you should carefully read and consider the following risks.


Risks Associated With Operations

     1. Mark Has and Will Continue to Experience Significant Operating Losses Unless Sales of its Modular Cells and IntraScan PACS Software Significantly Increase. Mark has significant operating losses and working capital and liquidity deficiencies over the past several years. Mark had net losses of $1,710,000 and $2,388,099 for the fiscal years ended June 30, 1999 and 1998. In addition, Mark had an accumulated deficit of $31,917,000 at June 30, 1999. If operating results do not improve significantly, the value of the common stock would decrease and Mark's ability to raise additional working capital through private placements of its securities would be negatively affected. Based on past operating results there can be no assurance that Mark will be able to operate profitably.

     2. Mark Will Have to Sell Additional Securities to Meet its Working Capital Requirements Unless Sales Significantly Increase. Mark's ultimate success may depend upon its ability to raise additional working capital by selling equity securities or obtaining debt financing until its operating results improve. The sale of additional securities, if available at all, would result in dilution to the holders of common stock. Mark has primarily met its working capital requirements through private placements of its securities. Management believes that its available working capital from existing contracts and from anticipated contracts will be utilized by June 30, 2000. If Mark needs additional working capital from sources other than its operations, it will most likely attempt to privately sell additional equity or debt securities.

     3. Mark Has Been Dependent on Sales of Modular Cells For the Majority of its Revenues and This Market is Subject to Significant Fluctuations. The substantial majority of Mark's revenues have been from the sale of a single product, modular steel cells, including 83% for the fiscal year ended June 30, 1999. This market is subject to significant fluctuations resulting from budgeting plans, lengthy approval process and other variables common with construction of correctional facilities by Federal, State and local government agencies. Management believes that modular steel cells will continue to represent the majority of Mark's operating revenues for the next two fiscal years.

    4. Mark Has Had Limited Sales of IntraScan PACS Software. For the three fiscal years ended June 30, 1999, Mark's IntraScan PACS software revenues totaled $2,103,000 and this business segment had an operating loss of $598,000 for the fiscal year ended June 30, 1999. Absent significant increases in sales this business segment will continue to have a negative impact on Mark's results of operation and cash flows. There can be no assurance that Mark will establish a material market share and operate its IntraScan business profitably.

     5. Bonding Qualification May Limit Mark's Modular Cell Bidding Activity. Many government construction projects require vendors like Mark to provide performance and completion bonds as a condition to participation in a correctional facility bid. Due to Mark's financial condition, it has generally been unable to obtain bonds without the assistance and guarantee of its president. Mark has not limited its bidding activity nor lost any projects due to its limited bonding capacity. However, as Mark is awarded multiple projects, the inability to obtain bonds may limit the number of additional projects Mark can pursue and have a material adverse effect on the operations of Mark.

     6. Mark Competes In Two Industries Which Are Highly Competitive- Government Construction and Computer Software. Due to the use of concrete and other traditional construction methods in the substantial majority (approximately 90%) of correctional facilities construction, Mark competes for market share with a number of major national and regional construction companies in its efforts to convince the government agency to design the project utilizing steel cells rather than traditional methods. With respect to those projects which incorporate modular steel cells in its design criteria, Mark competes against other regional metal fabricators, some of which have greater financial resources than Mark. In addition, other sheet metal manufacturers which have greater financial and marketing resources than Mark could enter the modular cell business. Accordingly, there can be no assurance that Mark will be able to successfully compete in the market for modular cells.

     With regard to the IntraScan PACS software, other companies, including several established film and medical equipment manufacturers, which are larger and better financed than Mark, offer PACS systems and the related software. As the PACS market develops, other large medical equipment, computer hardware or software companies could enter the PACS business. Accordingly, there can be no assurance that Mark will be able to successfully compete in the PACS market.

     7. Rapid Technological Change in the Software Industry Could Make the IntraScan PACS Software Obsolete Unless Mark Continues To Undertake Product Development. The application software industry is subject to rapid technological and industry standard changes that can quickly make existing products less desirable or obsolete. Consequently, Mark is required to continually develop, update and enhance its IntraScan PACS software applications to keep pace with industry changes and to respond to the changing needs of customers. These efforts require substantial capital investments. While Mark intends to allocate the necessary resources to the extent available, there can be no assurance that Mark will not experience difficulties in product development or that other companies will not develop software applications which will achieve greater acceptance in the PACS market.

     8.  Significant  Contracts.  For the  fiscal  year  ended  June  30,  1999,

$7,127,500 (69.7%) of Mark's revenue was attributable to three modular steel cell projects. In addition, one of these projects is expected to represent $2,600,000 in revenue for fiscal 2000.

     9. Mark Has Entered Into Related Party Transactions Which Raise Potential Conflicts of Interests. Mark has been a party to business transactions with certain officers, Directors or their affiliates. Mark intends to purchase goods and services in the ordinary course of business from related parties and may determine based upon circumstances at that time to engage in additional transactions with officers, Directors, principal shareholders or affiliates. While Mark believes these transactions have been on terms no less favorable than could be obtained from unaffiliated parties, such situations present potential conflicts of interest.

     10. Mark is Dependent on Carl Coppola. Mark is dependent upon the continued services of Carl Coppola, its Chairman of the Board, President and Chief Executive Officer. The loss of Mr. Coppola could have a material adverse effect on Mark. Mark is the beneficiary of a term life insurance policy of $1,000,000 on the life of Mr. Coppola.


Risks Associated With Capital Stock


     11. The Discounted Conversion Price of Preferred Stock and Adjustment Provisions of Previously Converted Debentures Could Have a Negative Impact on the Trading Price of Common Stock. Mark currently has outstanding 20,000 shares of Series D preferred stock which are convertible into shares of common stock at a 30% discount to the market price at the time of conversion. As a result:

     o Conversions of the preferred stock and subsequent sales of the common stock may cause a downward trend in the trading price of the common stock if the interest to buy the common stock by investors is weak.

     o The lower the stock price at the time of conversion the more shares the holder will receive which creates greater dilution to holders of common stock.

     o If the sale of the shares of common stock received through the partial conversions of the preferred stock causes a decrease in the trading price of the common stock, subsequent conversions would result in the issuance of a greater number of shares.

     o Any significant downward pressure on the trading price of the common stock caused by the conversion and sales by the holders of the preferred stock may encourage short sales by the holders and others causing further pressure on the trading price.

     In June 1998 a holder converted debentures in the principal amount of $750,000 provided Mark agree to issue additional shares of common stock to the extent the trading price falls below $1.25 on January 31, 2000. This adjustment provision may similarly affect the trading price of the common stock.

     Based on the closing bid price of Mark's common stock on January 26, 2000 of $6.375, 607,317 shares of common stock are issuable on conversion of the outstanding preferred stock and as a result of the debenture adjustment. Because the conversion of the preferred stock is dependent on the price of the common stock at future dates, the actual number of shares of common stock which will be issued in undeterminable, and may exceed the assumed number given above.

     12. Liquidity of the Common Stock Depends on Maintaining Nasdaq Listing; Recent Trading Prices. Mark's common stock trades on the Nasdaq SmallCap Market. To be eligible for continued listing of its common stock, Mark is required to maintain, among other things:

     o   a minimum bid price of $1.00 per share.
     o minimum net tangible assets of $2,000,000 or a market capitalization of $35 million.

     If Mark does not maintain its Nasdaq SmallCap Market listing, the liquidity of the common stock would be adversely affected. In addition, Mark's ability to raise additional working capital through sales of its equity securities would also be adversely affected. In response to the low trading price of its common stock, Mark effected a 1 for 4 reverse stock split in June 1999 to meet Nasdaq's minimum bid requirement.

    13. No Dividends For The Foreseeable Future. Mark has never paid a cash dividend on its common stock. Mark does not intend to pay in the foreseeable future, cash dividends on the common stock but intends to retain any earnings to finance growth.

    14. Mark's Authorized and Unissued Preferred Stock May Make a Takeover More Difficult. Mark's Board of Directors have the authority to issue up to 4,705,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions including voting rights, of those shares without any further vote or action by Mark's shareholders. The rights of the holders of common stock will be subject to, and may be adversely affected by the rights of the holders of any preferred stock that may be issued. The issuance of preferred stock, while providing flexibility for possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Mark.
Mark has no present plans to issue additional shares of preferred stock.

                            SERIES D PREFERRED STOCK

      A portion of the common stock being offered under this prospectus are issuable upon the conversion of 20,000 shares of Series D preferred stock purchased for $200,000 in a private placement. As of January 26, 2000, all of the Series D preferred stock remained issued and outstanding.

The principal terms of the Series D preferred stock are:

     Conversion Rights. Each share of preferred stock is convertible, at the option of the holder, into shares of common stock. The number of shares of Common Stock issuable is calculated by multiplying the number of shares of preferred stock being converted by $10.00 and dividing by 70% of the average per share closing bid price of the common stock for the five trading days immediately preceding the conversion date(s).

     Voting Rights. Except as otherwise required by law, the holders of the preferred stock have no voting rights.

     Dividends. Each share of preferred stock receives a quarterly dividend with an annual rate of $1.00 per share. The dividends on the preferred stock are payable in cash or common stock, at the option of Mark.

     Redemption Rights. Mark is not obligated to redeem the preferred stock. In the event the preferred stock is not converted into common stock, Mark may, at its option, redeem all or a portion of the preferred stock at any time after September 30, 2000 at $10.00 per share plus accrued dividends.

     Liquidation Rights. In the event of any liquidation, the holders of the preferred stock will share equally in any balance of Mark's assets available for distribution to them up to $10.00 per share plus unpaid dividends, after satisfaction of creditors and the holders of Mark's senior securities, if any.

     Anti-dilution  Provisions.   The  preferred  stock  contains  anti-dilution
provisions in the event of stock dividends, stock splits, reverse stock splits and similar transactions.

     Restriction on Acquiring in Excess of Five (5%) of the Outstanding Common Stock. Each holder of the preferred stock is prohibited from acquiring the beneficial ownership of over five (5%) percent of Mark's common stock through the conversion of the preferred stock or otherwise.

Impact of Conversion Price of the Preferred Stock. The conversion price of the preferred stock is variable based on the current price of Mark's common stock at the time of conversion. Because of the discount to the current market price of the common stock, sales of the shares of common stock underlying the preferred stock may cause a downward trend in the trading price of the common stock until such shares are sold if the interest to buy the common stock by investors is weak. The Selling Shareholders are not prohibited from taking or maintaining a short position in the common stock.



                              SELLING SHAREHOLDERS

     The up to 1,062,500 shares of common stock offered hereby are being offered for the account of the following person(s). Mark will receive no proceeds from the sale of the shares. Mark is bearing all costs (except for commissions) related to the registration statement. The information regarding such person(s) and beneficial ownership of common stock has been provided by the Selling Shareholders.

                    Shares of       Shares of       Shares           Shares of
                   Common Stock    Common Stock    of Common       Common Stock
                   Underlying D    Beneficially     Stock     Beneficially Owned
Name             Preferred Stock     Owned         Offered        After Offering
---------------  ---------------------------------------------------------------
Frank Brosens          44,817(1)     562,500(2)     607,317               0

Demien Construction
  Company                   0        115,000        115,000               0

Global Consultants of
   Colorado, Inc.           0         41,250         41,250               0

(1) Assumes dividends paid in cash. Based on a conversion rate of 70% of the closing sale price of $6.375 on January 26, 2000.
(2) Represents 562,500 shares of Common Stock issuable subject to owner being prohibited from beneficially owning in excess of five (5%) of Mark's Common Stock.

                              PLAN OF DISTRIBUTION

     The sale of shares of common stock by the Selling Shareholders may be effected from time to time in transactions on one or more exchanges or in the over-the-counter market, or otherwise in negotiated transactions, through the timing of options on the shares or through a combination of such methods of sale, at fixed prices, which may be charged at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the shares of common stock in an exchange distribution in accordance with the rules of such exchange to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the shares of common stock for which such broker-dealer may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary compensation). The Selling Shareholders and any broker-dealers who act in connection with the sale of the shares of common stock hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any sale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     In addition any securities covered by the prospectus which qualify may be sold under Rule 144 rather than pursuant to the prospectus, as supplemented. From time to time the Selling Shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of Mark or derivatives thereof, and may sell and deliver the shares in connection therewith.

     From time to time Selling Shareholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Shareholder, the broker may offer and sell the pledged shares of the common stock from time to time.

                                  LEGAL MATTERS

     Timothy J. McCartney, Esq. has acted as counsel for Mark and has rendered an opinion on the validity of the shares of common stock to be sold pursuant to this prospectus.


                                     EXPERTS

     Mark's consolidated balance sheet as of June 30, 1998 and 1999 and the consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years ended June 30, 1998 and 1999 incorporated into this Prospectus, have been included in reliance on the report of Holtz Rubenstein & Co., LLP, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

     Mark's consolidated statement of operations, stockholders' equity and cash flows for the year ended June 30, 1997 incorporated into this Prospectus, have been included in reliance on the report of Sax Macy Fromm & Co., P.C., independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.



                           FORWARD LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in the prospectus contain forward-looking statements within the of the Private Securities Litigation Reform Act of 1995. These statements are made on current plans and expectation of Mark and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include whether modular steel cell projects and PACS projects are awarded to Mark and the timing of project completion, meeting current an future financial requirements, competition and changes in PACS technology. You are cautioned not place undue reliance on these forward-looking statements, which speak only as of the date on which they were made.

                       WHERE YOU CAN FIND MORE INFORMATION

     Registration Statement and SEC Filing. This prospectus is part of a registration statement filed with the SEC and omits certain information contained in that registration statement. Mark also files annual, quarterly, special reports and other information with the SEC. You may read and copy any document that Mark files at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operations of its Public Reference Rooms. In addition, the SEC maintains an Internet site (http:// www.sec.gov) where Mark's SEC filings are available free of charge.

     Mark's    Web   Site.    Mark    maintains    its   own    Internet    site
(www.mark-solutions.com), which contains other information about Mark.

     Information Incorporated by Reference. Mark is permitted to incorporate by reference into this prospectus information and reports that are filed with the SEC. The following documents filed by Mark (Commission File No. 0-17118) are incorporated and made a part of this prospectus by reference:

(1) Mark's Annual Report on Form 10-K for the year ended June 30, 1999.
(2) Mark's definitive proxy statement for its Annual Shareholders Meeting to be held on December 17, 1999. Mark's Annual Report on Form 10-K for the year ended June 30, 1999.
(3) Mark's Quarterly Report on Form 10-Q for the period ended September 30,1999. Mark's Quarterly Report on Form 10-Q for the period ended September 30,1999.
(4) Mark's Current Report on Form 8-K for the event date of December 16, 1999.
(5) The description of the common stock contained in the Registration Statement on Form S-1 (File No. 333-62513) declared effective on December 31, 1999.

     In addition, all documents subsequently filed by Mark under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 and prior to the termination of the offering of shares are deemed to be incorporated by reference into and made a part of this prospectus from the date of filing. Information contained in these subsequent filings automatically modifies or supersedes previously filed information, including information contained in this prospectus.

     You may obtain free copies of these filings.  Requests for copies should be
directed  to  Ms.  Cheryl  Gomes,  Mark  Solutions,   Inc.  1515  Broad  Street,
Bloomfield, New Jersey 07003, Telephone Number (973) 893-0500.